January 12, 2007

Via U.S. Mail and Facsimile

Steven J. Wagenheim
Chief Executive Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

> RE: Granite City Food & Brewery Ltd.
>   Form 10-KSB for the Fiscal Year Ended December 27, 2005
>   Form 10-QSB for the quarterly period ended June 27, 2006
>   Form 8-K dated August 1, 2006
>
>   File No. 000-29643

Dear Mr. Wagenheim:

        We have reviewed your response letter dated November 13, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Steven J. Wagenheim
Granite City Food & Brewery Ltd.
Page 2

Form 10-KSB for the Fiscal Year Ended December 27, 2005

Note 10 – Commitments and contingencies

Development agreement, page F-18

1. We note from your response to our comment 3 that you have entered into a
    guarantee for a Madison ground lease between your Developer and a third party,
    which you believe does not meet the criteria for the type of guarantees as set forth
    in paragraph 3 of FIN No. 45. In this regard, please provide us with the nature
    and terms of this guarantee and your rational for concluding that the above
    guarantee is not within the scope of FIN No. 45, supported with the specific
    accounting literature used in your conclusion.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        Your response should be submitted in electronic form, under the label "corresp"
with a copy to the staff.

        You may contact Jeff Jaramillo at (202) 551-3212 or Jean Yu at (202) 551-3305 if
you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3755 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via facsimile: Peter Hausback, Chief Financial Officer
                (952) 215-0661